SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)

                             FLOTEK INDUSTRIES, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    COMMON STOCK, $0.0001 PAR VALUE PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   343389 10 2
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 Glenn S. Penny
                              3109 Stagestand Road
                             Duncan, Oklahoma 73533
                                 (580) 467-0612
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  May 21, 2002
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

--------------------------------------------------------------------------------
1.       Names of Reporting Persons.
         I.R.S. Identification Nos. of Above Persons (Entities Only)

         Glenn S. Penny
--------------------------------------------------------------------------------

2.       Check the Appropriate Box If a Member of a Group (See Instructions)
         (a)      [  ]
         (b)      [  ]
--------------------------------------------------------------------------------

3.       SEC Use Only

--------------------------------------------------------------------------------

4.       Source of Funds

--------------------------------------------------------------------------------

5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e). [ ]

--------------------------------------------------------------------------------

6.       Citizenship or Place of Organization

         United States
--------------------------------------------------------------------------------

    Number of Shares      7.       Sole Voting Power
 Beneficially Owned By             1,075,415
 Each Reporting Person
          With
                          ------------------------------------------------------

                          8.       Shared Voting Power
                                   0
                          ------------------------------------------------------

                          9.       Sole Dispositive Power
                                   1,075,415
                          ------------------------------------------------------

                          10.      Shared Dispositive Power
                                   0
--------------------------------------------------------------------------------

11.      Aggregate Amount Beneficially Owned by Each Reporting Person

         1,075,415
--------------------------------------------------------------------------------

12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
         [  ]
--------------------------------------------------------------------------------

13.      Percent of Class Represented by Amount in Row (11)

         21.9%
--------------------------------------------------------------------------------

14.      Type of Reporting Person

         IN
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C.
                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


Item 1.  Security and Issuer

This Statement relates to the Common Stock, $0.0001 par value per share of Flotek Industries, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 7030 Empire Central Drive, Houston, Texas 77040.


Item 2.  Identity and Background

  (a)      This Statement is filed by Glenn S. Penny.

  (b) Glenn S. Penny's business address is 3109 Stagestand Road, Duncan, Oklahoma, 73533.

  (c) Mr. Penny is the President of the Company and works at the business address disclosed in (b) above.

  (d) Mr. Penny has not been convicted in a criminal proceeding during the last five years (excluding traffic violations or similar misdemeanors).

  (e) During the past five years, Mr. Penny was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which Mr. Penny was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

  (f)      Glenn S. Penny is a citizen of the United States.


Item 3.  Source and Amount of Funds or Other Consideration

         No change.


Item 4.  Purpose of Transaction

         No change, except to disclose the following transaction since the filing of the original Schedule 13D:

         On May 21, 2002, Mr. Penny entered into that certain Mutual Release Agreement (the "Release Agreement") dated as of such date, by and among the Company, Chemical and Equipment Specialties, Inc., a wholly-owned subsidiary of the Company ("CESI"), certain former shareholders of CESI and certain shareholders of the Company, whereby Mr. Penny agreed to surrender 125,090 shares of the Company's common stock to the Company in exchange for the release of any and all claims against him by the Company, CESI, such former CESI shareholders and such Company shareholders.


Item 5.  Interest in Securities of the Issuer

         (a) Because of the surrender of shares pursuant to the Release Agreement, Mr. Penny is now the direct beneficial owner of 1,075,415 shares, or approximately 21.9% of the 4,910,812 shares of common stock of the Company that were issued and outstanding on May 21, 2002.

         (b)      No change.

         (c)      No change.

         (d)      No change.

         (e)      No change.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         No change.


Item 7.  Material to be Filed as Exhibits.

         The following exhibits to this Amendment No. 1 to Schedule 13D are filed herewith:

         (1)      Mutual  Release  Agreement  dated  as of May 21,  2002
                  between Flotek Industries, Inc., Chemical and Equipment Specialties, Inc., Glenn S. Penny, Tom D. Morton, Dan R. Neal, certain shareholders of Flotek Industries, Inc., and certain former shareholders of Chemical and Equipment Specialties, Inc. (incorporated by reference to Exhibit 99.1 to Form 8-K dated May 24, 2002, filed by Flotek Industries, Inc. (SEC File No. 001-13270)).

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

         Dated:  June 11, 2002

                                 /s/ Glenn S. Penny
                                 --------------------
                                 Glenn S. Penny